Greenberg
Traurig

Steven E. Segal
Tel. 303.572.6519
Fax. 720.904.7619
segalst@gtlaw.com


July 9, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention: Mr. Daniel F. Duchovny

Re:   Pomeroy IT Solutions, Inc.
      Additional Soliciting Materials Filed June 21 (the "June 21 Letter") and June 25, 2007 (the "June 25 Presentation")
      File No. 000-20022

Dear Sir or Madam:

This letter responds to the Staff's comments to, and on behalf of, our client, Pomeroy IT Solutions, Inc. (the "Company"), with respect to the definitive additional soliciting materials referenced above. Below are responses to each comment in the Staff's comment letter. For the convenience of the Staff, each comment is repeated before the response.

1. Comment: Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example:

Response: The Company notes the Staff's comment for future filings.

   o your assertion that "Flagg Street's attacks have created a potential negative distraction for all of our employees, as well as for our customers, and Flagg Street is undermining our efforts to further enhance shareholder value." (June 21, 2007 filing);

Response: Flagg Street's proxy contest and the rhetoric contained in its proxy filings have been and continue to be distracting to our employees, as is typical with workplace uncertainty issues. In addition, the Company has received communications from customers and suppliers asking questions about the proxy contest and its potential implications. The Board believes that the Company has positive momentum, and shareholder value has increased significantly over the

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July 9, 2007

last six months. The distraction of management's attention from the daily operations of the business required to focus on the proxy contest, as well as the uncertainty and questions instigated by Flagg Street's proxy contest, have interfered with the Company's efforts to further enhance shareholder value.

   o your assertion that Mr. Rinaldi was "personally attacked by Flagg Street with untrue statements" (June 21);

Response: In its additional soliciting materials filed June 13, 2007, Flagg Street alleges that the company at which Mr. Rinaldi works conducts "significant business" with the Company is untrue. The facts regarding Mr. Rinaldi's involvement with his company's business relationship with the Company are described in the Company's numerous filings and the Company's June 21 Letter. These disclosures clearly supports the fact the amount of revenue the Company receives from Mr. Rinaldi's employer was only $116,000 in 2006. This amount is clearly immaterial to both parties. Still, Flagg Street again attacked Mr. Rinaldi in its June 27th filing of additional solicitation materials with the same false allegation. The Company believes that this is an attempt by Flagg Street to personally discredit Mr. Rinaldi and attack his reputation and credibility by implying that he has done something inappropriate or improper.

   o your disclosure that the rent and lease terms for the lease of your headquarters and distribution facility are "more favorable to the Company than could be obtained from a third-party." (June 21);

Response: As disclosed in the June 21 Letter, the Company has had the lease for the headquarters and distribution facility reviewed by an independent third party as recently as 2005. This third-party review of the local real estate market, was utilized by the Company in reaching its opinion that the lease terms and rent are more favorable than could obtained from a third-party. In addition, the location of the facility, very close to the Cincinnati airport and major highways provide, in the Company's opinion, shipping, receiving and business travel efficiencies relative to a facility that would be located further away from these transportation links.

   o your assertion that the election of Flagg Street's nominees would significantly jeopardize your ability to successfully implement your strategy. (June 21 and June 25);

Response: Please see the response to the first bullet point under Comment 3 below, incorporated herein by reference.

   o your disclosure that you "believe, based on our research and discussions with executives at other companies in which Flagg Street has invested, that Flagg Street's actions are driven purely by its own agenda to seek attention to itself and realize short-term return on its investment in the Company." (June 21);

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Response: The Company had discussions with executives at the companies Flagg
Street provided to the Company as references. The persons with whom the Company spoke indicated to the Company, based on their own discussions with Flagg Street, that the questions Flagg Street asked suggested to them that Flagg Street was looking for a short-term liquidity event or other short-term event to increase stockholder value.

        In addition, with regard to improvements that the Company has made in corporate governance, Flagg Street has not referenced any benefits from these initiatives undertaken but instead has only either taken credit for instigating those changes or expressed displeasure that the Company did not give it credit.

        As an example, page 8 of Flagg Street's proxy statement includes the following: "On March 28, 2007, Pomeroy issued a press release announcing that the Pomeroy Board is undertaking multiple initiatives to enhance the effectiveness of the Pomeroy Board. The Company also announced that Jim Smith will retire from the Pomeroy Board at the end of his current term and Ken Waters will assume the newly created position of Lead Independent Director. The press release did not mention our settlement proposal or that we had been engaging in discussions with members of the Pomeroy Board during the prior few weeks." (emphasis added)

        As another example, Flagg Street's June 13 additional solicitation materials state, with respect to Mr. Smith's retirement (not a resignation, as stated in these Flagg Street materials): "His resignation from the Board, we believe, was, in large part, a result of our initial questions concerning the Company's corporate governance."

   o your assertion that "Flagg Street's self-serving unprofessional personal attacks could negatively affect the long-term interests of the Company and all stockholders." (June 21);

Response: Please see the response under the immediately preceding bullet point and the first bullet point under comment 3, incorporated herein by reference.

   o your assertion that Mr. Ruffolo "was fired as COO of Akamai Technologies after six months in the position." (emphasis added; June 21 and June 25);

Response: The Company's assertion that Mr. Ruffolo was fired by Akamai is based on the following:

Form 10-Q of Akamai Technologies, Inc. for the quarter ended March 31, 2004, filed with the commission on May 10, 2004 includes Mr. Ruffolo's definitive Separation Agreement dated March 15, 2004 as Exhibit 28.1. It was signed by Akamai's Chairman and CEO on behalf of Akamai and addressed to Mr. Ruffolo. The first paragraph of the Separation Agreement reads as follows:

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"As we have discussed, I have determined that it is best for us to separate at this time. I want to thank you for your efforts since 2001 to help me to restructure Akamai and to help put the company on its path toward profitability and continuing success. Despite the current differences between us, I want to wish you personal success wherever your endeavors may lead." (emphasis added)

The phrase "I have determined that it is best for us to separate" implies that Mr. Ruffolo was dismissed from his position at Akamai. Webster Collegiate Dictionary defines "fired" as: "to dismiss from a position." Based on the separation agreement language, we believe Mr. Ruffolo was "fired."

We believe that the definitive separation agreement is clear that Mr. Ruffolo was "fired"--dismissed from his position--and that the definitive agreement is a clear indication of the facts and circumstances relating to Mr. Ruffolo's departure.

The Akamai press release selectively quoted in Flagg Street's June 27 additional solicitation material, which is attached to a Form 8-K filed March 23, 2004, does not contradict the separation agreement and states simply "Michael A. Ruffolo, the company's Chief Operating Officer, will be leaving Akamai, effective April 9th." Since the press release did not refute what was stated in the separation agreement, we must presume that the fact and circumstances were as stated in the definitive separation agreement--Mr. Ruffolo was dismissed from his position.

   o your belief that Mr. Ruffolo's "claims of accomplishments and responsibilities in Flagg Street's proxy filings are inconsistent with his actual employment history" (June 21); and

Response: This belief is based on the following,

- Flagg Street's disclosure that contradicts the facts and circumstances disclosed in Mr. Ruffolo's separation agreement indicating that he was involuntarily terminated from Akamai:

- Flagg Street's proxy statement states that he was employed by EMC Corporation starting in January 2000 and left in June 2001. The facts do not support this.

          o EMC's proxy statement for its 2002 annual shareholders meeting filed March 28, 2002, states that his employment ceased in April 2001.

          o While no reason was given for his departure from EMC, the proxy statement does reference that he received a severance package. Severance packages are not typically given to those who voluntarily leave. We do not believe that it is typical for a person to voluntarily leave a $2.5 million position

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July 9, 2007

             (according to EMC's proxy statement) after only 16 months, nor do so to start a new position at least four months later for significantly less money.

          o These foregoing facts cause the Company to question his claims of accomplishments at EMC and the circumstances under which his employment at EMC terminated.

      - Flagg Street's proxy statement and June 13 additional solicitation materials state that Mr. Ruffolo was "President, Document Solutions Group, of Xerox Corporation" from 1998 to 2000. In addition, the June 13 additional solicitation materials state that he was a "Corporate Officer" of Xerox Corp. However, Xerox's annual reports on Form 10-K for 1998, 1999 and 2000, which list several Group Presidents, do not include Mr. Ruffolo as an executive officer. We further noted that Xerox included in its list of executive officers for the referenced years a number of group presidents, including a President, North American Business Solutions," but there is no "President, Document Solutions Group" listed.

   o your disclosure that the company believes "it is now seeing the benefits" of the ARC acquisition in 2004. (June 25)

   Response: From the ARC acquisition, the Company obtained a number of new IT service capabilities such as help desk support and IT staffing that have been crucial in enabling the Company to win new contracts with multiple customers. Revenue from these capabilities now account for more than thirty percent of our services revenue. Also, the ARC acquisition added additional geographic coverage by service professionals which has been beneficial to the Company in providing a nationwide service delivery capability.

2. Comment: We note in the second page of your June 21 filing your disclosure relating to the relationship between Mr. Rinalidi and NCCC. Please reconcile your disclosure that Mr. Rinaldi is not an affiliate of NCCC with your disclosure that Mr. Rinaldi is an executive officer of NCCC.

Response: Mr. Rinaldi is an executive officer of NCCC, a wholly owned subsidiary of a National City, a large publicly traded bank. National City dictates policy, procedures and provides oversight of NCCC. Thus, although Mr. Rinaldi is a senior level employee at NCCC he does not control NCCC. Accordingly, under the standard SEC definition of "affiliate," neither Mr. Rinaldi nor the Company believes that he is an affiliate of NCCC.

3. Comment: You must avoid statements that directly or indirectly inpugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9 and Note B to the rule. We note, for example:

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Response: The Company notes the staff's comment and respectfully believes that it has reasonable factual basis for all statements that comment on the Flagg Street nominees and undertakes to provide the additional disclosure in future filings or supplementally to the Staff..

   o your assertion that the statements by Flagg Street "are indicative of its nominees' behavior if elected to the Board. This type of conduct could be damaging to shareholder value and negatively affect the Company's positive momentum." (June 21);

Response: The Company's only indication of how the Flagg Street nominees would act if elected is how they have acted to date in connection with the solicitation and events leading up to that, as evidenced by Flagg Street's filings. In the Company's opinion, the Flagg Street nominees have made disclosures that personally attack certain of the Company's nominees and are critical of any positive operational and corporate governance progress that the Company has shown or taken. These criticisms are often in the form of rhetorical questions and hyperbolic statements. In addition, in Flagg Street's filings it frequently draws self-serving conclusions that are not supported by, nor do they logically follow, the facts or circumstances it cites in support.

Based on the foregoing and other statements made by Flagg Street in its filings, it is the Company's belief that the Flagg Street nominees would seek to be disruptive to the Company. This could result in the Company's performance suffering and a corresponding decrease in stockholder value, in the Company's opinion.

   o your assertion that Flagg Street's disclosure are "self-serving, unprofessional" (June 21);

Response: Please see the response under the fifth bullet point under Comment 1 and the first bullet point under comment 3, incorporated herein by reference.

   o your assertion that the company's board has "serious concerns about [Mr. Starr's] maturity, judgment and professionalism based on his conduct over the last several months," (June 21 and June 25);

Response: The following and other examples in this response letter, among other things, have informed this belief:

        "We stated that it was inappropriate for the Pomeroy Board to invite us to fly to Kentucky on just two business days notice . . . ." From Flagg Street proxy statement. Mr. Starr was very agitated when he communicated his "displeasure." We believe a professional and mature approach would have been to suggest alternative dates. Further, this is simply one example of numerous statements in Flagg Street's filings and in direct communications where Flagg Street has refused to enter into communications with the Company for the stated reasons that the Company would not take its proposals seriously, that the Company was not willing to agree to terms demanded by Flagg Street, or the Board had no intention of ever seriously

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considering his candidacy for a Board seat, none of which is true. While the
Company was not agreeable to his demands, Mr. Starr's actions allow him to make conclusory statements with plausible deniability, because he refused to pursue outreach attempts by the Company unless they were simply on his terms. This type of behavior and statements appear throughout Flagg Street's filings and, more prominently, in direct communications to the Company.

        Another tactic of Mr. Starr is to take any positive development or initiative by the Company and turn it in to a negative. His reaction to the Company's recent corporate governance initiatives discussed above is one example. Another is part of a response to the Company's former CEO, Mr. Stephen Pomeroy, who had made a recent settlement outreach attempt on behalf of the Company prior to his employment termination. As I am sure you are aware, Mr. Pomeroy was targeted by Mr. Starr and Flagg Street. The response from Mr. Starr included the following: "The fact that you have personally reached out to us and would like us to contact you directly to pursue a settlement speaks volumes as to the Pomeroys' domination over the Board. Would it not be more appropriate to discuss settlement terms with the Company's so-called 'Lead Independent Director' or was the creation of this position in the face of our election contest mere window-dressing?" In fact, a primary reason Mr. Pomeroy sent the letter, aside from the fact that he was the CEO, was to make a personal, professional outreach to Mr. Starr. This is another example of the Company's belief that Mr. Starr will take something said or done by the Company and respond with a statement that is not grounded in fact.

   o your disclosure that Mr. Starr "has proven to be a very obstinate, impatient and difficult individual who consumes a great deal of management's time while not providing any particularly useful input." (June 25)

Response: This opinion is based primarily on discussions with senior executives at companies in which Flagg Street has invested. These executives made statements to this effect.

4. Comment: With respect to the first bullet point in comment 3 above, please clarify supplementally and in future filings how statements made in the course of a proxy solicitation by various persons are indicative of future behavior by some of those persons at a time when those persons would be under an obligation to fulfill fiduciary duties.

Response: The response to the first bullet point in Comment 3 above is incorporated herein by reference. Based on Flagg Street's actions and proxy filings to date, it is the Company's belief that Flagg Street's nominees are focused on the best interests of Flagg Street. The Company hopes that if any Flagg Street nominees are elected, they will abide by their fiduciary duties to all stockholders. The Company notes the Staff's comment for future filings.

5. Comment: Provide additional background to your disclosure that Mr. Ruffolo was sued as a director for breach of fiduciary duty of disclosure supplementally and in future filings. For example, clarify if Mr. Ruffolo was the only defendant in the lawsuit and the outcome of the lawsuit.

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Response: The Supplement to Proxy Statement of Switchboard Incorporated filed with the Commission on May 21, 2004 states that Switchboard and its directors, including Mr. Ruffolo, have been named as defendants in a purported class action lawsuit and states "[t]he complaint alleges, among other things, that the Proxy Statement contains material omissions and is materially misleading, constituting a breach of the defendants' fiduciary duty of disclosure." This Supplement to Proxy Statement further states that the parties in this and another related litigation entered into a Memorandum of Understanding providing for, among other things, "court consideration of a settlement of the litigations based on the additional disclosures made in this "Proxy Supplement . . . ." The Company notes the Staff's comment for future filings.

6. Comment: In future filings, provide additional context to your disclosure that Mr. Ruffolo and Mr. Press own no shares of your stock. We note, for example, that Mr. Lornicka also owns no shares of your stock.

Response: Mr. Lomicka does beneficially own shares of stock in the form of currently exercisable options. The Company will, however, notes the Staff's comment for future filings.

7. Comment: Explain in future filings how the Pomeroy's family interests, as owners of approximately 22% of the company's stock, "are more directly aligned with all other stockholders than is Flagg Street."

Response: Flagg Street has implied in its proxy statement and other proxy solicitation materials that the Pomeroys are not "real stockholders." In fact, they are the Company's largest stockholders and have been such since the date of the Company's formation. Accordingly, they have the biggest interest in, and stand to benefit the most from, increases in stockholder value that will benefit all stockholders.

Please direct any questions or comments to the undersigned. My direct contact information is set forth above.

Sincerely,

/s/ Steven E. Segal
-------------------
Steven E. Segal

Enclosure

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